Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

82-1565

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**16 January 2004**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**4 pages (including cover sheet)**

SUPPL

Goodman Finance Limited Eight Year Capital Notes

Please see copy of announcement released to the Australian Stock Exchange today

Yours sincerely

04012259

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 1/22

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

16 January 2004

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited Eight Year Capital Notes

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited, in relation to an interest payment to holders of the Eight Year Capital Notes.

The Eight Year Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27June 2003.

Yours sincerely

PHILIP WEST
Secretary

Encl

Burns Philp

GOODMAN FINANCE LIMITED

REGISTERED ADDRESS:
54 PONSONBY ROAD
PO BOX 3974
AUCKLAND 1
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA
TEL: +612 9259 1111
FAX: +612 9247 3272

16 January 2004

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited Eight Year Capital Notes

Please find attached the Appendix 7 pursuant to Listing Rule 7.12.2 in relation to the next interest payment to be made to holders of the Eight Year Capital Notes.

The Eight Year Capital Notes are one of two series of NZ$212,500,000 Capital Notes, which were issued by Goodman Finance Limited from 5 May 2003 to 27June 2003.

Yours faithfully

PHILIP WEST
Secretary
Burns, Philp & Company Limited

Encl

APPENDIX 7 - NZX CONDUCT RULES

TO FAX ++64-4-473-1470

Number of pages including this one (Please provide any other relevant details on additional pages) [ ]

Notice of event affecting securities.

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10. For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Full name of Issuer	GOODMAN FINANCE LIMITED
Name of officer authorised to make this notice	HELEN GOLDING
Authority for event, e.g. Directors' resolution	The Capital Notes Trust Deed dated 30 April 2003
Contact phone number	(612) 9259 1371
Contact fax number	(612) 9247 3272
Date	16 / 01 / 2004

Nature of event Tick as appropriate

Bonus Issue [ ] If ticked, state whether: Taxable [ ] / Non Taxable [ ] Conversion [ ] Interest [X] Rights Issue Renouncable [ ]
Rights Issue non-renouncable [ ] Capital change [ ] Call [ ] Dividend [ ] If ticked, state whether: Interim [ ] Full Year [ ] Special [ ]

EXISTING securities affected by this *If more than one security is affected by the event, use a separate form.*

Description of the class of securities	EIGHT YEAR CAPITAL NOTES
ISIN (If unknown, contact NZX)	NZGFLD 0002S8

Details of securities issued pursuant to this event *If more than one class of security is to be issued, use a separate form for each class.*

Description of the class of securities	N/A
ISIN (If unknown, contact NZX)	N/A
Number of Securities to be issued following event	N/A
Minimum Entitlement	N/A
Ratio, e.g ① for ②	[ ] for [ ]
Conversion, Maturity, Call Payable or Exercise Date (Enter N/A if not applicable)	N/A
Treatment of Fractions	N/A
Tick if pari passu [ ] OR provide an explanation of the ranking	N/A
Strike price per security for any issue in lieu or date Strike Price available.	N/A

Monies Associated with Event *Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.*

Amount per security (In dollars and cents)	9.95% INTEREST RATE
Source of Payment	N/A
Currency	NZD
Total monies	965,548.00
Supplementary dividend details - Listing Rule 7.12.7: Amount per security in dollars and cents	$ N/A
Date Payable	N/A

Taxation *Amount per Security in Dollars and cents to six decimal places*

In the case of a taxable bonus issue state strike price	N/A
Resident Withholding Tax	N/A
Credits (Give details)	$ N/A

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm — For calculation of entitlements - must be the last business day of a week	Friday 30 January 2004
Application Date — Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	16/02/04 - interest payable
Notice Date — Entitlement letters, call notices, conversion notices mailed	N/A
Allotment Date — For the issue of new securities. Must be within 5 business days of record date.	N/A

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:
Security Code:

NZX